September 12, 2023

VIA EDGAR

Ms. Babette Cooper and Ms. Jennifer Monick
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, DC 20549

Re:	DigitalBridge Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 27, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2023
Filed August 4, 2023
File No. 001-37980

Dear Ms. Cooper and Ms. Monick:
This letter sets forth the response of DigitalBridge Group, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated August 30, 2023, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 27, 2023, and the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2023, filed with the Commission on August 4, 2023.
For your convenience, the Staff’s comments set forth in the comment letter have been reproduced in bold with the responses immediately following the comments.

Form 10-K for the year ended December 31, 2022
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

1.    We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, we note your disclosure that the increase in depreciation and amortization can be attributed to real estate and intangible assets acquired, accelerated amortization of lease intangibles in connection with an early lease termination in the Vantage SDC portfolio, and that the increase was offset by accelerated amortization recognized in the first quarter of 2021 on a trade name intangible in anticipation of the Company's name change in June 2021 and a decrease in amortization expense on lease intangibles following the expiration of short term leases in your colocation data center business. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.

The Company acknowledges the Staff’s comment and advises the Staff that it will revise its future filings to separately quantify the impact from each factor identified as impacting operating results when there are multiple factors identified as impacting operating results.

Non-GAAP Supplemental Financial Measures, page 52
2.     We note your presentation of Distributable Earnings, after tax attributable to Operating Company, Adjusted EBITDA attributable to Operating Company, Investment Management Adjusted EBITDA, and Investment Management FRE - attributable to Operating Company. Please tell us and revise your disclosure to provide a more robust discussion of the design and purpose of these measures and of the reasons you believe adjusting your GAAP performance measure to include or exclude the reconciling items provides useful information to investors. In this regard, please consider providing sufficient detail for an investor to understand why each reconciling item is necessary. In addition, please clarify for us and in your filing the nature of the adjustment for incentive fee and carried interest, net of associated compensation expense to arrive at Investment Management Adjusted EBITDA.
In response to the Staff’s comment, the Company advises the Staff that it evaluates its financial performance utilizing accounting principles generally accepted in the U.S. (“GAAP”) as well as certain non-GAAP financial measures, including Distributable Earnings, after tax—attributable to Operating Company and Adjusted EBITDA—attributable to Operating Company on a Company-wide basis, and specific to its investment management segment, Investment Management Adjusted EBITDA, and Investment Management FRE—attributable to Operating Company. These non-GAAP measures are provided to supplement the financial information presented in the financial statements calculated and presented in accordance with GAAP. The Company presents these financial measures because management believes they supplement and/or enhance management’s, analysts’, and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitates comparison among current, past and future periods and to other companies in similar lines of business, as discussed in more detail below.
The Company currently conducts its business through two reportable segments: (i) Investment Management; and (ii) Operating, the Company’s direct co-investment in digital infrastructure assets held by its portfolio companies. In order to enhance a full understanding of the Company’s business, the Company presents certain non-GAAP measures that allow for comparability with companies that operate in each of these two reportable segments. The Company generally views its peer group to include other public alternative investment managers, reflecting the Company’s focus on its core investment management business and its publicly-stated intent to sell-down its interests in digital infrastructure assets. Distributable Earnings and FRE are the most common metrics utilized by this peer group to evaluate ongoing operating performance. Notwithstanding the Company’s view of its peer group, the Company’s investor base may also include shareholders who evaluate the Company’s performance against other public companies that hold digital infrastructure assets similar to the assets in the Company’s Operating segment, and presenting Adjusted EBITDA allows for some measure of comparability with those companies.
•Distributable Earnings
Distributable Earnings generally represents the net realized earnings of the Company and is an indicative measure used by the Company to assess ongoing operating performance and in making decisions related to distributions and reinvestments. Accordingly, management believes Distributable Earnings is a useful measure for investors as it provides investors and analysts transparency into the measure of performance used by the Company in its decision making.
Distributable Earnings reflects the ongoing operating performance of the Company’s core business by generally excluding non-cash expenses, income (loss) items that are unrealized and items that may not be indicative of core operating results. This allows the Company, its investors and analysts to assess its operating results on a more comparable basis period-over-period.

Distributable Earnings is calculated as an after-tax measure that differs from GAAP net income (loss) from continuing operations generally as a result of the following adjustments to net income (loss): transaction-related costs (in connection with acquisitions and includes costs associated with unconsummated transactions); restructuring charges (primarily severance and retention costs); other gain (loss); unrealized principal investment income (loss); non-cash depreciation, amortization and impairment charges; debt prepayment penalties and amortization of deferred financing costs, debt premiums and discounts; the Company’s share of unrealized carried interest allocation net of associated compensation expense; non-cash equity-based compensation costs; straight-line adjustment to lease expense; preferred stock redemption gain (loss); interest expense on finance leases in the Operating segment; straight-line adjustment to lease income and expense in the Operating segment; non-revenue enhancing capital expenditures necessary to maintain operating real estate in the Operating segment; and income tax effect on certain of the foregoing adjustments. Income taxes included in Distributable Earnings reflect the benefit of deductions arising from certain expenses that are excluded from the calculation of Distributable Earnings, such as equity-based compensation, as these deductions do decrease actual income tax paid or payable by the Company in any one period.
•Adjusted EBITDA
Adjusted EBITDA is derived from Distributable Earnings and presents the Company’s core operating performance on a pre-tax basis, based upon recurring revenues and independent of its capital structure and leverage. Management believes Adjusted EBITDA is useful to investors as an indicative measure of the Company’s profitability that is recurring and sustainable.
As noted above, Adjusted EBITDA is a supplemental measure that is particularly helpful in evaluating the relative contribution of the Company’s Operating segment, absent the effects of leverage, as the consolidated portfolio companies in the Operating segment have higher leverage relative to the Company’s own capital structure.
Adjusted EBITDA is calculated as Distributable Earnings adjusted to generally exclude the following items attributable to the Operating Company: interest expense as included in Distributable Earnings; income tax benefit (expense) as included in Distributable Earnings; preferred stock dividends; placement fee expense; the Company’s share of incentive fees and realized carried interest allocation net of associated compensation expense; and capital expenditures in the Operating segment as deducted in Distributable Earnings.
•Investment Management Adjusted EBITDA
The Company presents Investment Management Adjusted EBITDA as a sub-set of its Company-wide Adjusted EBITDA.
In reconciling to GAAP net income (loss), Investment Management Adjusted EBITDA generally excludes the following: the Company’s share of incentive fees and carried interest net of associated compensation expense; unrealized principal investment income (loss); other gain (loss); transaction-related and restructuring charges; non-cash equity-based compensation costs; straight-line adjustment to lease expense; placement fee expense; and in line with an EBITDA measure, non-cash depreciation and amortization expense, interest expense and income tax benefit (expense).
Management believes Investment Management Adjusted EBITDA is a useful measure to investors as it essentially represents Investment Management FRE before excluding FRE associated with new investment strategies, as discussed further below. Consistent with an FRE measure, Investment Management Adjusted EBITDA therefore excludes incentive fees and carried interest net of associated compensation expense, as these are not recurring fee income and are subject to variability given that they are performance-based and/or dependent upon future realization events.

•Investment Management FRE
Investment Management FRE is presented as Investment Management Adjusted EBITDA, further adjusted to exclude FRE associated with new investment strategies. Management believes that Investment Management FRE is a useful measure to investors as it reflects the Company’s profitability based upon recurring fee streams that are not subject to future realization events, and without the effects of income taxes, leverage, non-cash expenses, income (loss) items that are unrealized and other items that may not be indicative of core operating results. Investment Management FRE is used to assess the extent to which direct base compensation and core operating expenses are covered by recurring fee revenues in a stabilized investment management business. Additionally, management believes that Investment Management FRE allows for better comparability of the profitability of the Company’s investment management business on a recurring and sustainable basis relative to its peers.
Investment Management FRE is measured as recurring fee income that is not subject to future realization events and other income (inclusive of cost reimbursements associated with administrative expenses), net of the following: compensation expense (excluding non-cash equity-based compensation, and incentive and carried interest compensation expense), administrative expense (excluding placement fee expense and straight-line adjustment to lease expense) and FRE associated with new investment strategies.
To reflect the Company’s Investment Management segment as a stabilized business, Investment Management FRE is adjusted to exclude FRE associated with new investment strategies that have 1) not yet held a first close raising fee earning equity under management or 2) not yet achieved break-even Adjusted EBITDA only for investment products that may be terminated solely at the Company’s discretion, collectively referred to as “Start-up FRE.” The Company evaluates new investment strategies on a regular basis and excludes Start- Up FRE from Investment Management FRE until such time a new strategy is determined to form part of the Company’s core investment management business.
The Company acknowledges the Staff’s comment and advises the Staff that it will expand its non-GAAP disclosures in future filings to provide a more robust discussion of the design and purpose of these measures and, consistent with Item 10(e)(1)(i)(C) of Regulation S-K, the reasons the Company believes these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations.
Form 10-Q for the Quarterly Period Ended June 30, 2023
Item 1. Financial Statements, page 4
3.     Please tell us why you believe it is appropriate to include your supplemental schedule to the consolidated balance sheets and supplemental schedule to the consolidated statements of operations in the Financial Statements section, rather than in the footnotes with other segment disclosures. Within your response, please reference the authoritative literature you relied upon.
The supplemental schedule to the consolidated balance sheets and supplemental schedules to the consolidated statements of operations present the interim financial position and interim financial results of the Company’s reportable segments in accordance with ASC 280, Segment Reporting. While ASC 280-10-50-32 requires disclosure of certain financial measures regarding each reportable segment, ASC 280-10-45-2 indicates that “nothing in this subtopic is intended to discourage a public entity from reporting additional information specific to that entity or to a particular line of business that may contribute to an understanding of the entity”. In that regard, the Company believes that reporting a full segment GAAP balance sheet and statement of operations, as represented by the supplemental schedules, provides greater visibility into the financial performance of the Company’s two disparate segments: (i) its core investment management business; and (ii) the consolidation of two digital infrastructure portfolio companies for which the Company has direct co-investments of only 13% and 11% respectively. Further, the Company is not aware of any authoritative literature that is prescriptive on where such information should be disclosed in the financial statements. As disclosed under “Supplemental Schedules to Consolidated Balance Sheets and Consolidated Statements of Operations” in Note 2 to the interim financial statements, by presenting a disaggregation of the consolidated balance sheets and consolidated statements of operations by segment, the supplemental schedules enhance transparency and provide meaningful information to investors in their read and understanding of the consolidated balance sheets and consolidated statements of operations that immediately precede them. In addition to providing clear disclosure of the purpose of the supplemental schedules, their location, and their relation to segment reporting, the Company has provided the other required disclosures pursuant to ASC 280, including a reconciliation of the segment results of operations presented in the supplemental schedules to consolidated income (loss) from continuing operations, in Note 2 to the interim financial statements.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (617) 235-6309.

Sincerely,

/s/ Jacky Wu
Jacky Wu
Executive Vice President and Chief Financial Officer

cc:	Geoffrey Goldschein, DigitalBridge Group, Inc.
David W. Bonser, Hogan Lovells US LLP